Exhibit 99.1

Section 13(r) Disclosure

The disclosures reproduced below with respect to the fiscal year ended December 31, 2015 were publicly filed with the Securities and Exchange Commission by Novartis AG on its Form 20-F (File No. 001-15024) on January 27, 2016, and are filed as an exhibit to this Annual Report on Form 10-K in accordance with Section 13(r) of the Securities Exchange Act of 1934, as amended. Novartis BioVentures, Ltd., which we consider to be our affiliate due to its stock ownership of our company, is an indirect wholly-owned subsidiary of Novartis AG. We have not independently verified or participated in the preparation of this disclosure.

From Novartis AG’s Form 10-K for year ended December 31, 2015

Disclosure pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act (ITRA)

At Novartis, it is our mission to discover, develop and successfully market innovative products to prevent and cure diseases, to ease suffering and to enhance the quality of life of all people, regardless of where they live. This mission includes the compliant sale of medicines and other healthcare products worldwide. To help us fulfill this mission, we have representative offices located in Iran.

As of October 18, 2010, a non-US affiliate within our Pharmaceuticals Division entered into a non-binding Memorandum of Understanding (MoU) with the Ministry of Health and Medical Education of the Islamic Republic of Iran. Pursuant to the MoU, the Iranian Ministry of Health acknowledges certain benefits that may apply to sales of certain Novartis Pharmaceuticals medicines by third-party distributors in Iran. These include fast-track registration, market exclusivity, end-user subsidies and exemptions from customs tariffs. Novartis receives no payments from the Iranian Ministry of Health under the MoU and the MoU creates no obligations on the part of either Novartis or the Iranian Ministry of Health.

In 2015, non-US affiliates relating to our Pharmaceuticals and Sandoz Divisions made payments to government entities in Iran related to exit fees and other transactions ordinarily incident to travel by doctors and other medical professionals resident in Iran to attend conferences or other events outside Iran.

From time to time, including in 2015, non-US affiliates relating to our Pharmaceuticals and Sandoz Divisions enter into agreements with hospitals, research institutes, medical associations and universities in Iran to provide grants, sponsor congresses, seminars and symposia, and with doctors and other healthcare professionals for consulting services, including participation in advisory boards and investigator services for observational (non-interventional) studies. Some of these hospitals and research institutes are owned or controlled by the government of Iran, and some of these doctors and healthcare professionals are employed by hospitals that may be public or government-owned.

Because our Pharmaceuticals and Sandoz Divisions have operations in Iran, including employees, they obtain services and have other dealings incidental to their activities in that country, including paying taxes and salaries, and obtaining office rentals, insurance, electricity, water and telecommunications services, office and similar supplies and customs-related services from Iranian companies that may be owned or controlled by the government of Iran.

Some beneficiaries of payments made by non-US affiliates relating to our Pharmaceuticals and Sandoz Divisions in the course of the operations described above maintain accounts at banks that are included on the list of Specially Designated Nationals (SDNs). Nonetheless, since such payments relate to lawful and authorized transactions, use of a blocked Iranian financial institution is permitted in accordance with applicable laws and given that such institution is identified on the SDN List with the tag [IRAN].